SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934

(Amendment No. 29 )

Food Technology Service, Inc.
(formerly Vindicator, Inc.)
-------------------------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------------------------
(Title of Class of Securities)

927341107
--------------------------------------------------------------------------------------------------
(CUSIP Number)

David L. Nicholds, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) ("MDS Nordion")
447 March Road
Ottawa, Ontario, Canada K2K 1X8
--------------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2003

--------------------------------------------------------------------------------------------------
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 927341107	PAGE 1 OF 5 PAGES
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS Nordion ___________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY ____________________________________________________________________________________
4	SOURCE OF FUNDS* WC & Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Ontario, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 5,218,233 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 5,218,233 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 5,218,233 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.11% ____________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 927341107	PAGE 2 OF 5 PAGES
1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

Laboratoires MDS Quebec Ltée

______________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY ____________________________________________________________________________________
4	SOURCE OF FUNDS* Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Quebec, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 5,218,233 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 5,218,233 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 5,218,233 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.11% ____________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 927341107	PAGE 3 OF 5 PAGES
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS INC. ____________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC & Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Ontario, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 5,218,233 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 5,218,233 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 5,218,233 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.11% ___________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.

Security and Issuer

Shares of Common Stock, $0.01 par value

Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860 USA
________________________________________________________________________________________________

Item 2.	Identity and Background N/A ________________________________________________________________________________________
Item 3.	Source and Amount of Funds or Other Consideration. N/A ________________________________________________________________________________________
Item 4.

Purpose of Transaction

Item 4 is hereby amended.

As confirmed by letter Agreement dated May 18, 2000 (previously filed) Food Technology Service, Inc.'s ("FTSI") indebtedness to MDS Nordion ("Nordion") as at February 4, 2000 was in the amount of $963,194 (the "Debt"). Additionally, such Letter Agreement provides that the right of conversion of interest on the Debt accruing from February 5, 2000 to January 1, 2001, into shares of FTSI, has been waived by Nordion. By Letter Agreements dated November 20, 2000 and November 26, 2001, Nordion extended its waiver of the right of conversion of interest accruing on the Debt from January 1, 2001 to January 1, 2003. On December 17, 2002, MDS Nordion exercised its option to convert $300,000US of the Debt into common shares of FTSI, (leaving a remaining balance of convertible debt of $663,194US, ("Outstanding Indebtedness")). The amount of $300,000US was converted into shares of FTSI at the conversion rate of 70% of the closing price, on the last trade date, prior to the date of exercise of the conversion right (70% of $0.85 or $0.595). By notice dated December 17, 2002 Nordion extended its waiver of the right of conversion of interest accruing on Outstanding Indebtedness accruing from January 1, 2003 to January 1, 2004. Since the 13D Amendment 28, filed with the SEC in January 2003, (which calculated the amount of beneficially owned shares based on the closing share price on January 15, 2003 (i.e., 70% of $1.14 or $0.7980) the closing share price of FTSI on April 15, 2003 decreased to $0.86. Seventy percent (70%) thereof corresponds to a conversion price of $0.602.

At the close of business on April 15, 2003, Nordion beneficially owned 5,218,233 shares of stock, which constitutes approximately 43.11% of the outstanding shares of FTSI. The number of shares beneficially owned as of April 15, 2003 has been computed by aggregating (i) the number of shares that Nordion actually owns (including 504,201 shares issued upon exercise of conversion of the $300,000US of the Debt on December 17, 2002); and (ii) the number of shares into which Nordion could elect to convert the Outstanding Indebtedness on the basis of the closing price of April 15, 2003, i.e., 70% of $0.86 or $0.6020 or 1,101,651 shares. Pursuant to available information 11,001,038 shares of Food Technology Service, Inc. were issued and outstanding on April 15, 2003.
________________________________________________________________________________________

Item 5.	Interest in Securities of the Issuer See Item 4 ________________________________________________________________________________________
Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

By notice dated December 17, 2002, MDS Nordion exercised its option to convert $300,000US of FTSI indebtedness into common shares of FTSI based on 70% of the closing price of FTSI shares listed on NASDAQ on the last trade date prior to the date of exercise of the conversion right, and MDS Nordion extended its waiver of the right of conversion of interest accruing on FTSI Outstanding Indebtedness, to January 1, 2004.
________________________________________________________________________________________

Item 7.	Materials to be filed as Exhibits N/A ________________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated: April 16, 2003

MDS NORDION, a division of MDS (Canada) Inc. By: /s/ David L. Nicholds Name: David Nicholds Title: Vice President, General Counsel & Corporate Secretary
MDS INC. By: /s/ Peter E. Brent Name: Peter E. Brent Title: Senior Vice President & General Counsel & Corporate Secretary
LABORATOIRES MDS QUEBEC LTEE. By: /s/ Peter E. Brent Name: Peter E. Brent Title: Vice President & Corporate Secretary